Exhibit 12.1
DIODES INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands except ratio data)

	Year ended December 31,										Six Months Ended
	2001		2002		2003		2004		2005		June 30, 2006
Earnings:
Income before income taxes	$(1,421)		$7,851		$12,991		$32,741		$41,108		$25,754
Less: minority interest	(224)		(320)		(436)		(626)		(1,094)		(482)

Add back fixed charges:
Interest expense	2,133		1,221		875		665		598		310

Adjusted earnings	$488		$8,752		$13,430		$32,780		$40,612		$25,582

Total fixed charges	$2,133		$1,221		$875		$665		$598		$310

Ratio of earnings to fixed charges	0.2	x	7.2	x	15.3	x	49.3	x	67.9	x	82.5	x